Exhibit 21.1
Outdoor Channel Holdings, Inc.
Listing of Subsidiaries
Details of the consolidated subsidiaries at December 31, 2009 are as follows:

	State of
	Incorporation/
Name	Organization	Percent Held
43455 BPD, LLC	California	100%
OC Corporation	California	100%
Winnercomm, Inc.	Delaware	100%
The Outdoor Channel, Inc.	Nevada	100% (held by OC Corporation)
SkyCam, Inc.	Delaware	100% (held by Winnercomm, Inc.)
CableCam, Inc.	Delaware	100% (held by Winnercomm, Inc.)